

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

No ACT

DC





06027887

March 14, 2006

J. Sue Morgan
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/14/2006

Re: The Boeing Company

Dear Ms. Morgan:

This is in regard to your letter dated March 10, 2006 concerning the shareholder proposal submitted by Thomas Finnegan for inclusion in Boeing's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Boeing therefore withdraws its March 8, 2006 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Mark F. Vilardo
Special Counsel

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

PROCESSED
APR 04 2006
THOMSON
FINANCIAL

12927


RECEIVED
MAR 0 9 2006
SEC MAIL PROCESSING

RECEIVED
2006 MAR 10 AM 10: 37
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE



Sue Morgan
206.359-8447
SMorgan@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

March 8, 2006

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Email Address: cfletters@sec.gov

Re: Shareholder Proposal Concerning Annual Election of Directors Submitted by Thomas Finnegan, With John Chevedden Acting as His Representative, for Inclusion in The Boeing Company 2006 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On November 9, 2005, Boeing received a proposed shareholder resolution and supporting statement (together, the "***Proposal***") from Thomas Finnegan (the "***Proponent***"), with John Chevedden acting as his representative, for inclusion in the proxy statement (the "***2006 Proxy Statement***") to be distributed to the Company's shareholders in connection with its 2006 Annual Meeting. The Proposal requests that Boeing take the necessary steps, in the most expeditious way possible, to adopt the annual election of each director.

We hereby request that the staff of the Division of Corporation Finance (the "***Staff***") confirm that it will not recommend any enforcement action to the Securities and Exchange Commission (the "***Commission***") if, in reliance on Commission Rule ("***Rule***") 14a-8(i)(10) under the Securities Exchange Act of 1934, Boeing excludes the Proposal from its proxy materials because it has substantially implemented the proposal.

On behalf of Boeing, the undersigned is filing this letter, together with exhibits, by email. In accordance with Rule 14a-8(j), the undersigned is also hereby filing six hard copies of this letter and the Proposal, which is attached to this letter as **Exhibit A,** and all other enclosures, including subsequent correspondence with Mr. Chevedden. We are also simultaneously forwarding a copy of this letter via email and overnight courier, with copies of all enclosures, to Mr. Chevedden, as notice to the Proponent of the Company's intention to exclude the Proposal from the proxy materials. On behalf of Boeing, we hereby agree to promptly forward to Mr. Chevedden, as representative for the Proponent, any Staff response to this no-action request that the Staff transmits by facsimile to Boeing.

At its meeting on February 27, 2006, the Board of Directors, after careful consideration, concluded that it is in the best interests of the Company and its shareholders to declassify the Board and provide for the annual election of directors. Under the Company's By-Laws, this action could be taken without a shareholder vote if a majority of the continuing directors (which includes all of the Company's current directors) approves the amendment. The Board therefore at the February 27 meeting unanimously adopted an amendment to the Company's By-Laws providing that the terms of all the Company's directors will expire at the opening of the polls for the 2006 Annual Meeting and that at each meeting beginning with the 2006 Annual Meeting, each director will be elected to hold office for a term of one year.

On March 2, the Company filed a Form 8-K, which includes a copy of the By-Law amendment, and issued a press release advising of this Board action. The Form 8-K and the press release are attached as **Exhibit B**. The Company's preliminary proxy statement, which was filed on March 6, describes the By-Law requirement that all directors be elected annually and nominates all ten directors for election at the 2006 Annual Meeting. The relevant pages of the preliminary proxy statement are attached as **Exhibit C**. The entire preliminary proxy statement is found at
http://www.sec.gov/Archives/edgar/data/12927/000119312506046241/dpre14a.htm.

The resolution portion of the Proposal states:

Resolved: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle, if practicable. Also to transition solely through direct action of our board if practicable.

The amendment to the By-Laws thus completely implements the Proposal, such that it may be excluded based on Rule 14a-8(i)(10), since the Board has taken direct action to amend the Company's By-Laws to provide for the annual election of directors, which is being implemented in one election cycle at the 2006 Annual Meeting.

On Thursday, March 2, Mr. Mark Pacioni, Assistant Corporate Secretary & Counsel of the Company, called Mr. Chevedden to advise him of the Board's action, the press release and the Form 8-K reporting the declassification, and to ask him to withdraw the Proposal because it was moot. Mr. Pacioni advised Mr. Chevedden that the Company would be filing preliminary and definitive proxy statements that would reflect the Board declassification. Mr. Chevedden said he was already aware of the Board action from the press release, but declined to agree to withdraw the proposal. Although Mr. Chevedden acknowledged that the Company has completely implemented the Proposal, and despite follow up emails and phone messages and calls to Mr. Chevedden over the next several days by Mr. Pacioni and Mr. James Johnson, Vice President, Corporate Secretary and Assistant General Counsel of the Company, Mr. Chevedden has persisted in his refusal to agree to voluntarily withdraw the Proposal. The correspondence is attached as **Exhibit D**.

Mr. Chevedden has refused to agree to voluntarily withdraw the Proposal even though he is also well aware of the Staff's position on the issue of substantial implementation of board declassification proposals under Rule 14a-8(i)(10), as can be seen from the following sampling of seven letters where the Staff has granted relief for substantially identical proposals where Mr. Chevedden acted as representative for the shareholder proponent. See, e.g., *Southwest Airlines Co.* (Feb. 10, 2005) (Chevedden, excluded even though implementation phased in); *Schering-Plough Corp.* (Feb. 2, 2006) (Chevedden, excluded even though implementation phased) ; *Sempra Energy* (Jan. 27, 2006) (Chevedden); *Northrop Grumman Corp.* (Mar. 22, 2005) (Chevedden, excluded even though implementation phased in); *Sabre Holdings Corp.* (Mar. 2, 2005) (Chevedden); *The Goodyear Tire & Rubber Co.* (Feb. 18, 2005) (Chevedden, excluded even though the board would remain neutral with respect to shareholder approval); *Raytheon Co.* (Feb. 11, 2005) (Chevedden).

As a result of Mr. Chevedden's refusal to agree to withdraw the Proposal despite the Company's complete implementation of the Proposal and despite his direct knowledge of the Staff's position that such proposals are excludable under Rule 14a-8(i)(10), the Company and the Staff are being unnecessarily burdened by the Company's having to resort the no-action process to resolve this issue.

Request for Waiver of the 80 Day Requirement

Rule 14a-8(j) requires a company to file its reason for excluding a proposal from its proxy statement no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. Rule 14a-8(j) does allow a company to submit its reason after 80 calendar days upon its demonstration of "good cause."

The Company believes that it has "good cause" for the delay. The amendments to the Company's By-Laws that implement the Proposal were not approved until the Board's meeting on February 27, 2006. Because the amendments fully implement the Proposal, the Company contacted Mr. Chevedden and requested that he withdraw the Proposal. Mr. Chevedden has refused to agree to withdraw the Proposal, prompting the Company to seek relief for exclusion from the Staff based on "substantially implemented" grounds.

The Company filed a preliminary proxy statement on March 6 and intends to finalize the 2006 Proxy Statement and form of proxy for printing on or about March 15, 2006. Because the Company's By-Law amendments fully implement every aspect of the Proposal, the Company believes that the Staff will not be unduly burdened by this request and we hope will have adequate time to consider the arguments presented above. In addition, the Company does not believe that the Proponent will be prejudiced or harmed by the waiver since the Proponent's Proposal has been implemented by the Company as requested by the Proponent. Because of the facts described above, the Company respectfully requests a waiver of the 80-day requirement.

* * * * *

For the foregoing reasons, we believe that the Proposal may be omitted from the 2006 Proxy Statement and respectfully request that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded.

Should you have any questions regarding any aspect of this matter or require any additional information, please call the undersigned at (206) 359-8447.

Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:lml
Enclosures

cc: John Chevedden, Via Email and Overnight Courier
Mark R. Pacioni, The Boeing Company

[03000-0207/SB060550.236]

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

Mark P.


SEC MAIL
RECEIVED
PROCESSING
MAR 0 9 2006
WASH, D.C.
156
SECTION

Mr. W. James McNerney
Chairman
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2000
FX: 312-544-2710

Dear Mr. McNerney,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company.

Sincerely,

Thomas Finnegan — Date: 10-29-05

cc: James C. Johnson
Corporate Secretary
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829
FX: 312-544-2084

[November 9, 2005]
3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt annual election of each director. This includes complete transition from the current staggered system to 100% annual election of each director in one election cycle if practicable. Also to transition solely through direct action of our board if practicable.

66% Yes-Vote

Thirty-three (33) shareholder proposals on this topic won an impressive 66% average yes-vote in 2005 through late-September. The Council of Institutional Investors www.cii.org, recommends adoption of this proposal topic.

The 2005 edition of this proposal topic won our 68% yes-vote (based on yes and no votes). This 68% vote was our 5th majority vote on this topic:

51% in 1999
50.5% in 2002
56% in 2003
59% in 2004
68% in 2005

Under our current system we would not be able to cast a vote regarding our new CEO Mr. McNerney until 2008. This is important because Mr. McNerney comes from 3M which received the following 2005 governance ratings from The Corporate Library (TCL) http://www.thecorporatelibrary.com/ a pro-investor research firm:

"F" in Overall Board Effectiveness
"D" in Board Composition
"F" in CEO Compensation – CEO target compensation of $18 million
"D" in Shareholder Responsiveness
"D" in Takeover Defenses
Overall Governance Risk Assessment = High

Also we may not be able to cast a vote regarding the 2005 chair of our Corporate Governance Committee, Ms. Ridgway, until 2007. In 2005 Ms. Ridgway had at least 10-years tenure on each of four boards rated "D" or "F" overall by The Corporate Library:

Boeing
3M
Emerson Electric
Sara Lee

Our management failed in multiple attempts to exclude all or parts of shareholder proposals at our 2005 annual meeting. These topics then went on to obtain impressive or significant votes. The text of our company's outside lawyers (Perkins Coie) exclusion attempts and corresponding rebuttals are available at *SECnet* http://www.wsb.com/ under:

The Boeing Company (Jan. 27, 2005) – Annual election of each director topic
The Boeing Company (Jan. 27, 2005) – Independent board chairman topic

The Boeing Company (Jan. 31, 2005) – Shareholder committee regarding majority votes topic

Strong management opposition to shareholder proposals may have contributed to the significant percentage of votes cast against our directors in 2005. Our new director Mr. Zafirovski received only 6% against votes from his total for-and-against votes. By contrast, tenured directors Mr. McNerney (our new CEO) and Mr. Duberstein received 26% and 28% against-votes.

Plus one yes-vote from our 800 million voting shares can now elect (and entrench) a director for 3-years under our plurality voting.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

Thomas Finnegan, 8152 S.E. Ketchum Road, Olalla, WA 98359 submitted this proposal.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:
• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Please advise if there is any typographical question.

Stock will be held until after the annual meeting.

Exhibit B

8-K 1 d8k.htm FORM 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K


SEC MAIL
RECEIVED
PROCESSING
MAR 0 9 2006
SECTION
156

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 26, 2006
Date of Report (Date of earliest event reported)

The Boeing Company
(Exact Name of Registrant as Specified in Charter)

Delaware	1-442	91-0425694
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(IRS Employer Identification No.)

100 N. Riverside, Chicago, IL	60606-1596
(Address of Principal Executive Offices)	(Zip Code)

(312) 544-2000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02 Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

On February 26, 2006, the Board of Directors of The Boeing Company (the "Company"), upon the recommendation of the Governance, Organization and Nominating Committee, elected William M. Daley, Chairman of Midwest Region for JPMorgan Chase & Co., as a new director. Mr. Daley will be proposed to shareholders at the 2006 Annual Meeting of Shareholders for election as a director. Mr. Daley will serve on the Finance Committee. There was no arrangement or understanding between Mr. Daley and any other persons pursuant to which Mr. Daley was selected as a director and there are no related party transactions between Mr. Daley and the Company. A copy of the Company's press release announcing the election of Mr. Daley is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Gen. John M. Shalikashvili, a director of the Company since 2000, informed the Board of Directors on February 27, 2006, that he will not stand for re-election when his term expires at the 2006 Annual Meeting of Shareholders. General Shalikashvili is retired chairman of the U.S. Department of Defense Joint Chiefs of Staff and former Commander-in-Chief of all U.S. forces in Europe. No disagreement with the Company caused in whole or in part Gen. Shalikashvili's decision not to stand for re-election. He served on the Board's Audit and Finance Committees, and chaired its Special Programs Committee. A copy of the Company's press release announcing Gen. Shalikashvili's decision is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On February 26, 2006, the Board of Directors amended and restated the Company's By-Laws by increasing the number of directors from ten to eleven.

On February 27, 2006, the Board of Directors of the Company approved and adopted amendments to Article II, Sections 1 and 10 of the Company's By-Laws to eliminate the Company's classified Board. Prior to the By-Law amendments, Article II, Section 1 of the Company's By-Laws provided for three classes of directors, with each director serving a three-year term. The amendment to Section 10 was a conforming amendment pursuant to the declassification of the Board.

Pursuant to the amendment, the entire Board of Directors will now be elected each year for a one year term. The term of all current directors will continue until the Company's 2006 Annual Meeting of Shareholders, which is scheduled to be held on Monday, May 1. Each director elected at such meeting will have a one-year term ending at the 2007 Annual Meeting of Shareholders.

The foregoing summary of the By-Law amendments is qualified in its entirety by reference to the text of the amendments to the By-Laws, a copy of which is filed as Exhibit 3(ii) and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit Number	Description
3(ii)	Amendments to the By-Laws of The Boeing Company, as adopted on February 27, 2006.
99.1	Press release dated February 28, 2006.
99.2	Press release dated February 28, 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

THE BOEING COMPANY

By: /s/ James C. Johnson
James C. Johnson
Vice President, Corporate Secretary and Assistant General Counsel

Dated: March 2, 2006

INDEX TO EXHIBITS

Exhibit Number	Description
3(ii)	Amendments to the By-Laws of The Boeing Company, as adopted on February 27, 2006.
99.1	Press release dated February 28, 2006.
99.2	Press release dated February 28, 2006.

EX-3.(II) 2 dex3ii.htm AMENDMENTS TO THE BY-LAWS OF THE BOEING COMPANY

EXHIBIT 3(ii)

Amendments to the By-Laws of The Boeing Company as adopted on February 27, 2006

Article II, Section 1 of the By-Laws is amended to read in its entirety as follows:

"SECTION 1. Number and Term of Office.

The number of directors shall be eleven, but the number may be increased, or decreased to not less than three, from time to time, either by the directors by adoption of a resolution to such effect or by the stockholders by amendment of the By-Laws in accordance with Article VIII hereof. Until the annual meeting of stockholders of the Corporation to be held in 2006, the directors shall be divided into three classes, each of which shall be composed as nearly as possible of one-third of the directors. Until the annual meeting of stockholders to be held in 2006, each director shall serve for the term to which the director was elected, and until a successor shall have been elected and qualified or until the director's prior death, resignation, or removal. The terms of all directors in office immediately prior to the opening of the polls for the 2006 annual meeting of stockholders of the Corporation shall expire at the time of the opening of the polls for the 2006 annual meeting of stockholders of the Corporation. At each succeeding annual meeting of stockholders of the Corporation, each director shall be elected to hold office until the next annual meeting of stockholders or until his or her successor shall be elected and qualified or until his or her earlier resignation or removal."

Article II, Section 10 of the By-Laws is amended to read in its entirety as follows:

"SECTION 10. Removal of Directors.

Until the 2006 annual meeting of stockholders of the Corporation, any director may be removed solely for cause by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote, at a meeting of the stockholders called for that purpose; and the vacancy on the Board caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting. All directors elected at and after the 2006 annual meeting of stockholders of the Corporation may be removed with or without cause by the affirmative vote of the holders of record of a majority of the outstanding shares of stock entitled to vote, at a meeting of the stockholders called for that purpose; and the vacancy on the Board caused by any such removal may be filled by the stockholders at such meeting or at any subsequent meeting."



Boeing Board Enhances Corporate Governance Provisions

- **Adopts annual election of directors**
- **Recommends elimination of 75% supermajority vote requirement**

CHICAGO, March 02, 2006 -- The Boeing Company's [NYSE: BA] board of directors has unanimously approved two changes to the company's governance structure.

The board has voted to amend the company's bylaws immediately to adopt the practice of annual election of directors. Therefore, all current directors will stand for election at this year's annual shareholders' meeting, scheduled for May 1 in Chicago, and at subsequent shareholder meetings.

The board also approved a management proposal to eliminate all remaining supermajority voting provisions from the company's bylaws and charter documents.

"As we take a fresh look at all aspects of our business, we feel that making these changes demonstrates in a very tangible way the board's commitment to maintain and enhance a corporate governance structure that serves the best interests of our shareholders," said Boeing Chairman, President and CEO Jim McNerney. He added that the board is making these recommendations now so they will be eligible without delay for shareholder consideration at this year's annual meeting.

Information concerning the company's annual meeting of shareholders will be provided in the company's proxy statement, which will be sent to all shareholders later in March.

###

CONTACT INFO:

John Dern
312-544-2002

Copyright © 1995 - 2006 Boeing. All Rights Reserved.


SEC MAIL PROCESSING
RECEIVED
MAR 0 9 2006

Exhibit C

ITEM 1. ELECTION OF DIRECTORS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR ALL NOMINEES.

The Board of Directors of the Company, pursuant to the By-Laws, has determined the number of directors of the Company will be eleven, which number will be reduced to ten as of the Annual Meeting because Gen. Shalikashvili will retire when his term expires at the Annual Meeting. The Company is grateful to Gen. Shalikashvili for his six years of distinguished service on the Board.

Pursuant to the By-Laws, each director is elected annually to a one-year term. Directors are elected by a plurality of the votes cast. Each nominee elected as a director will continue in office until his or her successor has been elected, or until his or her death, resignation or retirement. Each nonemployee director must retire at the annual meeting following his or her 72nd birthday. If any nominee is unable to serve, proxies will be voted for the election of such person as shall be designated by the Board, unless the Board chooses to reduce the number of directors serving on the Board.

The Board of Directors has proposed the ten nominees listed below for election as directors at the Annual Meeting with one-year terms expiring in 2007. Except as otherwise specified in a proxy, proxies will be voted for these nominees.

The Governance, Organization and Nominating Committee of the Board of Directors identifies and recommends to the Board the nominees to fill any vacancies on the Board and nominees to be proposed by the Board as candidates for election as directors. In general, the Governance, Organization and Nominating Committee works with a third-party search firm to identify potential candidates to sit on the Board of Directors. The Company's newest director, William M. Daley, was initially suggested as a candidate by the Chairman and Chief Executive Officer of the Company. Mr. Daley met the Governance, Organization and Nominating Committee's candidate criteria and was interviewed by representatives of the Company and the Board. Based on these interviews, Mr. Daley was selected by the Governance, Organization and Nominating Committee and approved by the Board. Mr. Daley was named a director by the Board effective February 26, 2006 and is standing for election for the first time. The Board has determined that each of the nominees for director meets the criteria for independence prescribed by the NYSE listing standards and has either no relationships with the Company (other than being a director and shareholder of the Company) or only immaterial relationships with the Company, except for W. James McNerney who is not an independent director because he is President and Chief Executive Officer of the Company.

Table of Contents

NOMINEES FOR DIRECTORS

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
John H. Biggs	***Former Chairman and Chief Executive Officer, Teachers Insurance and Annuity Association-College Retirement Equities Fund ("TIAA-CREF").*** Mr. Biggs served as Chairman and Chief Executive Officer of TIAA-CREF (national teachers' pension fund) from January 1993 until November 2002. He is also a director of J.P. Morgan Chase & Co. and the National Bureau of Economic Research. He is a trustee of Washington University in St. Louis. Mr. Biggs is a member of the Advisory Council of the Public Company Accounting Oversight Board. He is Chair of the Audit Committee and a member of the Finance Committee.	69	1997
John E. Bryson	***Chairman of the Board, President and Chief Executive Officer, Edison International.*** Mr. Bryson has served as Chairman of the Board, President and Chief Executive Officer of Edison International (electric power generator, distributor and structured finance provider), the parent company of Southern California Edison, since 1990. He is a director of The Walt Disney Company. He is a member of the Compensation Committee and the Governance, Organization and Nominating Committee.	62	1995
Linda Z. Cook	***Executive Director Gas & Power, Royal Dutch Shell plc.*** Ms. Cook was appointed Executive Director Gas & Power in October 2004, and Managing Director, Royal Dutch Petroleum Company, CEO Shell Gas & Power (integrated petroleum), in August 2004. Previously, she served as President and Chief Executive Officer and a member of the Board of Directors of Shell Canada Limited from August 2003 until August 2004. She served as Chief Executive Officer for Shell Gas & Power from January 2000 through July 2003. She previously served as Director, Strategy & Business Development on the Shell Exploration & Production Global Executive Committee based in The Hague. Ms. Cook is a member of the Society of Petroleum Engineers. She is a member of the Audit Committee and the Finance Committee.	47	2003
William M. Daley	***Chairman of Midwest region for JPMorgan Chase & Co.*** Mr. Daley has served as Chairman of Midwest region for JPMorgan Chase & Co. (banking and financial services) and on its Executive Committee and International Council since May 2004. He served as the U.S. Secretary of Commerce from January 1997 to June 2000. Mr. Daley served as president, SBC Communications, Inc. (diversified telecommunications) from December 2001 to May 2004. He was vice chairman of Evercore Capital Partners L.P. from January to November 2001. From June to December 2000, Mr. Daley served as chairman of Vice President Albert Gore's 2000 presidential election campaign. He also serves as a director of Abbott Laboratories (healthcare products manufacturer) and Boston Properties, Inc. (real estate investment trust). Mr. Daley is a member of the Finance Committee.	57	2006
Kenneth M. Duberstein	***Chairman and Chief Executive Officer, The Duberstein Group.*** Mr. Duberstein has served as Chairman and Chief Executive Officer of The Duberstein Group (consulting firm) since 1989. He was White House Chief of Staff in 1988 and 1989. Mr. Duberstein is also a director of ConocoPhillips, Fannie Mae, Mack-Cali Realty Corporation and St. Paul Travelers Companies. He is the Lead Director, Chair of	61	1997

the Compensation Committee and a member of the Governance, Organization and Nominating Committee.

Table of Contents

Name	Principal Occupation or Employment/Other Business Affiliations	Age	Director Since
John F. McDonnell	***Retired Chairman, McDonnell Douglas Corporation.*** Mr. McDonnell served as Chairman of McDonnell Douglas Corporation (aerospace) from 1988 until its merger with Boeing in 1997, and as its Chief Executive Officer from 1988 to 1994. He is also a director of Zoltek Companies, Inc., and BJC Healthcare. He is a member of the Compensation Committee and the Governance, Organization and Nominating Committee.	68	1997
W. James McNerney, Jr.	***Chairman, President and Chief Executive Officer, The Boeing Company.*** Mr. McNerney has served as Chairman and Chief Executive Officer of the Boeing Company since July 1, 2005. Previously, he served four and a half years as Chairman and Chief Executive Officer of 3M Company (diversified technology). Beginning in 1982, he served in management positions at General Electric Company, his most recent being President and Chief Executive Officer of GE Aircraft Engines from 1997 until 2000. Mr. McNerney is also a director of The Procter & Gamble Company and a member of various business and educational organizations. He is a member of the Special Programs Committee.	56	2001
Richard D. Nanula	***Chief Financial Officer, Amgen, Inc.*** Mr. Nanula has served as Chief Financial Officer of Amgen, Inc. (biotechnology) since August 2001 and as Executive Vice President since May 2001. He is a member of Amgen's executive committee. Mr. Nanula served as Chairman and Chief Executive Officer at Broadband Sports Inc. (Internet media company) from 1999 until 2001. He served as President and Chief Operating Officer for Starwood Hotels and Resorts in New York from 1998 until 1999. He held a variety of executive positions at the Walt Disney Company from 1986 until 1998, including Senior Executive Vice President, Chief Financial Officer and President of Disney Stores Worldwide. He is a member of the Audit Committee and the Finance Committee.	45	2005
Rozanne L. Ridgway	***Former Assistant Secretary of State for Europe and Canada.*** Ms. Ridgway served 32 years with the U.S. State Department, including service as Ambassador to the German Democratic Republic and to Finland, and, from 1985 until her retirement in 1989, as Assistant Secretary of State for Europe and Canada. She is also a director of Emerson Electric Company, 3M Company, Sara Lee Corporation, Manpower Inc., and three mutual funds of the American Funds family of funds. She is the Chair of the Governance, Organization and Nominating Committee and a member of the Compensation Committee.	70	1992
Mike S. Zafirovski	***Director, President and Chief Executive Officer, Nortel Networks Corporation.*** Mr. Zafirovski has served as Director, President and Chief Executive Officer of Nortel Networks Corporation (telecommunications) since November 2005. Previously, Mr. Zafirovski was President and Chief Operating Officer of Motorola, Inc. (global communications) from July 2002 until January 2005. He was a consultant to and a director of Motorola until May 2005. He served as Executive Vice President and President of the Personal Communications Sector of Motorola, Inc. from June 2000 until July 2002. Prior to joining Motorola, Mr. Zafirovski spent 24 years with General Electric Company, where he served in management positions, his most recent being President and CEO of GE Lighting from July	52	2004

1999 to May 2000. He is Chair of the Finance Committee and a member of the Audit Committee.

Exhibit D


SEC MAIL PROCESSING
RECEIVED
MAR 09 2006
WASH. D.C. 156 SECTION

Johnson, James C

From: Johnson, James C
Sent: Wednesday, March 08, 2006 11:59 AM
To: 'John Chevedden'
Subject: RE: Boeing (BA) definitive proxy

Mr. Chevedden:

This email serves to confirm our phone conversation regarding some changes in proposals submitted for inclusion in Boeing's 2006 proxy statement. As I agreed, we will strike the following sentence in the introduction to each shareholder proposal: "In accordance with the applicable proxy statement regulations, the proposed resolution and supporting statement, for which the Board of Directors and the Company accept no responsibility, are set forth below." In addition, in the proposal requesting the majority voting for director elections, we will strike the words "for 3 years" from the heading "A Single Yes-Vote from 800 Million Shares Now Elects a Director for 3 Years." In the proposal requesting an independent Board Chairman, we will strike the second bullet in its entirety under the heading "Overall Governance Risk Assessment-High" which reads "We were allowed to vote on individual directors only once in 3-years-Accountability concern" and in the following bullet we will strike the words "for 3-years."

Please reply by email that you find these changes in accordance with your wishes and satisfactory.

Finally, please confirm by email that pursuant to our call this morning you have agreed to withdraw from Boeing's 2006 proxy statement the proposal requesting the annual election of directors since we have implemented it.

Regards,

James C. Johnson
Vice President,
Corporate Secretary &
Assistant General Counsel

J

-----Original Message-----
From: John Chevedden [mailto:jr7cheve7@earthlink.net]
Sent: Tuesday, March 07, 2006 9:05 PM
To: Johnson, James C; Pacioni, Mark R
Subject: Boeing (BA) definitive proxy

Mr. Johnson,
For the sake of accuracy there is at least one update that needs to be made to Mr. Watt's proposal as a result of making the positive step to annual election of each director.
Please confirm that there will be this opportunity.
John Chevedden

Morgan, Sue (Perkins Coie)

From: Pacioni, Mark R [Mark.R.Pacioni@boeing.com]
Sent: Wednesday, March 08, 2006 11:27 AM
To: Morgan, Sue (Perkins Coie)
Subject: FW: Boeing (BA) definitive proxy

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596
Tel: 312.544.2821
Fax: 312.544.2829

-----Original Message-----
From: Pacioni, Mark R
Sent: Wednesday, March 08, 2006 1:18 PM
To: 'J'; Johnson, James C
Subject: RE: Boeing (BA) definitive proxy

Yes--the proposal regarding the Shareholder Rights Plan will be included in Boeing's definitive proxy statement and will be numbered as the last shareholder proposal.

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596
Tel: 312.544.2821
Fax: 312.544.2829

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Wednesday, March 08, 2006 12:15 PM
To: Johnson, James C; Pacioni, Mark R
Subject: Boeing (BA) definitive proxy

Mr. Johnson,
The poison pill proposal #13 will be published in the final proxy although with a different number, correct?
John Chevedden

The Boeing Company
100 N. Riverside
Chicago, IL 60606-1596
Telephone: 312-544-2000

March 7, 2006

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278


BOEING

Mr. Chevedden:

Enclosed is a copy of The Boeing Company's (the "Company") preliminary proxy statement which was filed with the Securities and Exchange Commission on March 6, 2006. Please note that under Item 1, the election of directors, all Directors of the Company will be elected at the 2006 Annual Meeting of Shareholders. We believe this proposal implements the proposal submitted October 29, 2005 (the "Proposal") requesting that the Board of Directors "take the necessary steps...to adopt annual election of each director." I will call you tomorrow, March 8, to discuss the possibility of you withdrawing the Proposal.

Thank you for your attention to this matter.

Sincerely,

Mark R. Pacioni
Assistant Corporate Secretary
Counsel

Morgan, Sue (Perkins Coie)

From: Pacioni, Mark R [Mark.R.Pacioni@boeing.com]
Sent: Friday, March 03, 2006 11:38 AM
To: Morgan, Sue (Perkins Coie); Arai, Ryan A. (Perkins Coie)
Subject: FW: Excerpt from The Boeing Company Proxy Statement



2006-03-01 PS
Clean.doc (300 K...

Mark R. Pacioni
Assistant Corporate Secretary & Counsel
The Boeing Company
100 N. Riverside MC 5003-1001
Chicago, IL 60606-1596
Tel: 312.544.2821
Fax: 312.544.2829

> ____
> From: Pacioni, Mark R
> Sent: Friday, March 03, 2006 1:34 PM
> To: 'J'; 'Edward P. Olson'
> Subject: Excerpt from The Boeing Company Proxy Statement
>
> John/Edward--Attached for your review is an excerpt from The Boeing
> Company's 2006 Proxy Statement. As we discussed yesterday, this is
> management's proposal to be voted on at the 2006 annual meeting
> recommending shareholders approve amendments to our Certificate and
> By-Laws to eliminate supermajority vote provisions. In addition, I am
> also including the lead in paragraph to the shareholder proposals in
> which we acknowledge that you had submitted proposals on this very
> topic and the declassification of the board and that you agreed to
> withdraw the proposal (the language is highlighted in red). We are
> planning on file the preliminary proxy statement either later today or
> Monday so I will follow up with a call later today to see if this is
> acceptable. Thank you
> <<2006-03-01 PS Clean.doc>>

ITEM 4. MANAGEMENT PROPOSAL TO APPROVE AMENDMENTS TO CERTIFICATE OF INCORPORATION AND BY-LAWS TO ELIMINATE CERTAIN SUPERMAJORITY VOTE REQUIREMENTS

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS
A VOTE **FOR** THIS PROPOSAL.

The Board of Directors, in its continuing review of corporate governance matters, and after careful consideration and upon recommendation by the Governance, Organization and Nominating Committee of the Board, has concluded that it is advisable and in the best interests of the Company and its shareholders to remove the remaining supermajority vote provisions in the Company's organizational documents. These supermajority vote provisions relate to certain fundamental aspects of our governing instruments such as shareholder meetings, the number and removal of directors, the filling of vacancies on the Board and cumulative voting.

The Company's Restated Certificate of Incorporation (Article Tenth) requires either (a) the recommendation of a majority of the "Continuing Directors" together with the affirmative vote of the holders of record of a majority of the outstanding shares entitled to vote, or (b) the affirmative vote of the holders of record of at least 75% of the outstanding shares entitled to vote before amendments can be made to the provisions in the Restated Certificate of Incorporation relating to:

- Cumulative voting on the election of directors;
- The Board's power to amend the Company's By-Laws;
- The authority of the By-Laws to fix the number of directors, the manner in which vacancies are filled and the removal of officers and directors;
- The manner in which shareholders can take action;
- The manner in which the Restated Certificate of Incorporation can be amended; and
- The manner in which Article VIII of the Company's By-Laws can be amended.

A "Continuing Director" is a member of the Board who was a director prior to May 5, 2004, or any director who was recommended for election by the Continuing Directors.

The Company's By-Laws (Article VIII, Section 3) require either (a) the affirmative vote of a majority of the Continuing Directors, or (b) the affirmative vote of the holders of record of at least 75% of the outstanding shares entitled to vote for the election of directors before amendments can be made to provisions regarding:

- The holding of annual meetings of shareholders;
- The calling of special meetings of shareholders;
- Notices of annual and special meetings;
- The number, term and removal of directors; and
- The filling of vacancies on the Board of Directors.

The Company's By-Laws also require (Article VIII, Section 4) either (a) the recommendation of a majority of the Continuing Directors, together with the affirmative vote of the holders of record of a majority of the outstanding shares entitled to vote, or (b) the affirmative vote of the holders of record of at least 75% of the outstanding shares entitled to vote before changes can be made to the way in which the By-Laws are amended.

APPROVAL OF THIS PROPOSAL REQUIRES THE AFFIRMATIVE VOTE OF HOLDERS OF RECORD OF A MAJORITY OF THE OUTSTANDING SHARES OF THE COMPANY ENTITLED TO VOTE FOR THE ELECTION OF DIRECTORS.

If the shareholders approve the proposal:

- all amendments to the Restated Certificate of Incorporation, including those related to the current 75% voting requirement, would require approval of a Board resolution of the amendment by a majority of the outstanding shares entitled to vote; and

- all amendments to the By-Laws, including those provisions relating to the current 75% voting requirement, would require: (i) the affirmative vote of a majority of the whole Board of Directors, (ii) the affirmative vote of all directors present at any meeting at which a quorum, less than a majority, is present, or (iii) the approval of the holders of record of a majority of the shares present or represented at a meeting of shareholders, except that changes to the provisions in the By-Laws related to compensation and removal of officers would require the approval of a majority of the outstanding shares entitled to vote for the election of directors.

The Board of Directors has given careful consideration to proposals to reduce the supermajority vote provisions in our Restated Certificate of Incorporation and By-Laws to a simple majority vote (which may be a majority of the outstanding shares or a majority of the shares present in person or represented by proxy as set forth above). At the 2004 annual meeting, management submitted a proposal to shareholders to remove the supermajority vote requirements in the Company's organizational documents relating to transactional matters. This proposal was approved by shareholders and has been implemented. While the Board considered the purpose of each of the remaining supermajority provisions and believes that they help protect against self-interested actions by one or a few large shareholders and encourage a person making an unsolicited bid for the Company to negotiate with the Board, it recognizes the growing sentiment among the Company's shareholders that eliminating these provisions would increase the Board's accountability to shareholders. The Governance, Organization and Nominating Committee and the full Board have considered carefully the advantages and disadvantages of the remaining supermajority requirements in our governance documents. After this review and upon the recommendation of the Governance, Organization and Nominating Committee, the Board has determined that it is appropriate and in the best interests of the Company and its shareholders to eliminate these provisions. [In light of the Company's decision to submit this proposal to shareholders for approval, Mr. Edward Olson has agreed to withdraw the shareholder proposal he submitted on this topic.]

The proposed amendments to the Company's Restated Certificate of Incorporation and By-Laws are set forth in Appendix C to this proxy statement, with deletions indicated by strike-outs. If shareholders approve this proposal, it will be effected by the filing of an Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware promptly after this Annual Meting. The amendments to the By-Laws, if approved by the shareholders, will be effective promptly after approval.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE FOR THIS PROPOSAL.

SHAREHOLDER PROPOSALS

We expect the following proposals (Items 6 through 13 on the proxy card) to be presented by the respective shareholder proponent (or the shareholder's designated proxy or representative) at the Annual Meeting. [In light of the Board's decision to declassify, John Chevedden, as proxy for Thomas Finnegan, agreed to voluntarily withdraw a shareholder proposal requesting the annual election of directors. In addition, because management has included a proposal recommending shareholders approve amendments to eliminate supermajority vote provisions, Edward Olson agreed to voluntarily withdraw his proposal requesting the same.] The name of the shareholder proponent (and, where applicable, the shareholder's designated proxy or representative), the address of the shareholder proponent (and, where applicable, the shareholder's designated proxy or representative) and the number of shares held by each shareholder proponent are indicated.

In accordance with applicable proxy statement regulations, the respective proponents have provided the proposed resolutions and accompanying supporting statements set forth below, for which the Company and its Board of Directors accept no responsibility. Some of the proposals contain assertions about the Company and other matters that we believe are incorrect. We have not attempted to refute all these inaccuracies. The Board of Directors has recommended a vote against these proposals for the broader policy reasons set forth following each proposal. For the reasons stated, the Board of Directors does not support these proposals.

Morgan, Sue (Perkins Coie)

From: Morgan, Sue (Perkins Coie)
Sent: Wednesday, March 08, 2006 5:59 PM
To: 'cfletters@sec.gov'
Cc: Pacioni, Mark (Boeing)
Subject: RE: Boeing 14a-8 No-Action Request (Finnegan/Chevedden Proposal)

Importance: High

Dear Sir or Madam:

Attached please find a no-action request regarding the proposal submitted by Thomas Finnegan, with John Chevedden acting as his representative, to The Boeing Company for inclusion in its 2006 proxy statement. Please note that we are also including four exhibits with the request.

No-Action Request



NAL.pdf (233 KB)


SEC MAIL PROCESSING
RECEIVED
MAR 09 2006
WASH. D.C.
156
SECTION

Exhibit A: Proposal



ExAProposal.pdf (130 KB)

Exhibit B: Form 8-K & Press Release



ExBForm8-K.pdf (273 KB)

Exhibit C: Pages from Preliminary Proxy Statement



ExCPrelimProxy.pdf (227 KB)

Exhibit D: Correspondence



ExDCorrespondence.pdf (276 KB)...

Thank you.

Sue Morgan
Perkins Coie LLP
T: 206.359.8447

F: 206.359.9447
C: 206.778.4550
Email: smorgan@perkinscoie.com
Website: www.perkinscoie.com

IMPORTANT TAX INFORMATION: This communication is not intended or written by Perkins Coie LLP to be used, and cannot be used by the taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code of 1986, as amended.

NOTICE: This communication may contain privileged or other confidential information. If you have received it in error, please advise the sender by reply email and immediately delete the message and any attachments without copying or disclosing the contents. Thank you.

Morgan, Sue (Perkins Coie)

From: Morgan, Sue (Perkins Coie)
Sent: Friday, March 10, 2006 12:06 PM
To: 'cfletters@sec.gov'
Cc: 'jr7cheve7@earthlink.net'; 'olmsted7p@earthlink.net'
Subject: FW: Boeing Withdrawal of 14a-8 No-Action Request (Finnegan/Chevedden Proposal)

Dear Sir or Madam:

Attached please find a letter **withdrawing** the no-action request filed by The Boeing Company on March 8, 2006, regarding the proposal submitted by Thomas Finnegan, with John Chevedden acting as his representative, to The Boeing Company for inclusion in its 2006 proxy statement. Please note that the letter includes two Exhibits, A and B.

Withdrawal Letter



BoeingWithdrawLetter.pdf (136 ...

Thank you.

Sue Morgan
Perkins Coie LLP
T: 206.359.8447
F: 206.359.9447
C: 206.778.4550
Email: smorgan@perkinscoie.com
Website: www.perkinscoie.com

RECEIVED
2006 MAR 13 PM 2:

IMPORTANT TAX INFORMATION: This communication is not intended or written by Perkins Coie LLP to be used, and cannot be used by the taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code of 1986, as amended.

NOTICE: This communication may contain privileged or other confidential information. If you have received it in error, please advise the sender by reply email and immediately delete the message and any attachments without copying or disclosing the contents. Thank you.



J. SUE MORGAN
206-583-8447
morgj@perkinscoie.com

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.359.8000
FAX: 206.359.9000
www.perkinscoie.com

March 10, 2006

VIA EMAIL AND OVERNIGHT COURIER

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Email Address: CFLETTERS@SEC.GOV

Re: WITHDRAWAL of Shareholder Proposal Concerning Annual Election of Directors Submitted by Thomas Finnegan, With John Chevedden Acting as His Representative, for Inclusion in The Boeing Company 2006 Proxy Statement

Dear Sir or Madam:

We are counsel to The Boeing Company, a Delaware corporation ("***Boeing***" or the "***Company***"). On March 8, 2006, we submitted to your office on behalf of Boeing a request for no-action pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, relating to a shareholder proposal (the "***Proposal***") from Thomas Finnegan (the "***Proponent***"), with John Chevedden acting as his representative, for inclusion in the Company's 2006 Proxy Statement. The Proposal requests that Boeing take the necessary steps, in the most expeditious way possible, to adopt the annual election of each director.

On behalf of our client, we advise you that the Company hereby **withdraws** its no-action request letter dated March 8, 2006. On March 10, 2006, the Company received a notice of withdrawal from the Proponent, indicating that he is withdrawing the Proposal from inclusion in the Company's 2006 Proxy Statement. A copy of the Proponent's correspondence withdrawing the Proposal is attached as **Exhibit A.** A copy of other correspondence with the Proponent regarding the Proposal is attached as **Exhibit B.**

[03000-0208/SB060690.057]

In accordance with Rule 14a-8(j), on behalf of Boeing, the undersigned will also file via overnight courier six hard copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), we are simultaneously providing a copy of this letter and its attachments via email and overnight courier to the Proponent's representative.

* * * * *

If the Staff has questions or requires additional information with respect to our withdrawal, please contact the undersigned at (206) 359-8447. Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it in the enclosed envelope.

Very truly yours,



J. Sue Morgan

JSM:lml
Enclosures

cc: John Chevedden, Via Email and Overnight Courier
Mark R. Pacioni, The Boeing Company

Exhibit A

Thomas Finnegan
8152 S.E. Ketchum Road
Olalla, WA 98359

March 9, 2006

Mr. James C. Johnson
Corporate Secretary
The Boeing Company (BA)
100 N. Riverside
Chicago, IL 60606
PH: 312-544-2803
FX: 312 544-2082
FX: 312-544-2829

Mr. Johnson,

This is to withdraw my 2006 rule 14a-8 proposal for annual election of each director based on the company adopting this proposal according to the company preliminary 2006 definitive proxy and following press release text:

"CHICAGO, March 2 /PRNewswire-FirstCall/ -- The Boeing Company's (NYSE: BA - News) board of directors has unanimously approved two changes to the company's governance structure.

"The board has voted to amend the company's bylaws immediately to adopt the practice of annual election of directors. Therefore, all current directors will stand for election at this year's annual shareholders' meeting, scheduled for May 1 in Chicago, and at subsequent shareholder meetings."

And also based on the confirmations in the March 8, 2006 9:59 AM email message to John Chevedden.

Thank you.

Sincerely,



Thomas Finnegan

Exhibit B

-----Original Message-----
From: Aral, Ryan A. (Perkins Coie)
Sent: Monday, March 06, 2006 5:04 PM
To: 'olmsted7p@earthlink.net'
Cc: Pacioni, Mark (Boeing)
Subject: Boeing Preliminary Proxy Statement

Mr. Chevedden:

Mark Pacioni from The Boeing Company requested that I send you this courtesy copy of the Company's preliminary proxy statement (attached as a pdf), which was filed with the SEC earlier this afternoon. Mr. Pacioni will call you tomorrow to discuss the possibility of withdrawing the shareholder proposal regarding annual elections for directors, submitted by Thomas Finnegan with you acting as his representative.

Thank you.
Ryan Arai
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
tel: (206) 359-3955
fax: (206) 359-4955
RArai@perkinscoie.com



96212A.PDF (1 MB)

-----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 10:04 PM
To: CFLETTERS@SEC.GOV
Cc: Pacioni, Mark R
Subject: #1 Re The Boeing Company (BA) No-Action Request - Thomas Finnegan

#1 Re The Boeing Company (BA) No-Action Request - Thomas Finnegan

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Boeing Company (BA)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Annual Election of Each Director
Shareholder: Thomas Finnegan

Ladies and Gentlemen:

The Boeing Company no action request is simply an unnecessary request. Boeing had not provided full documentation of its change on this topic until March 8, 2006. On March 8, 2006 it was necessary to confer with the company to update other text in the definitive proxy that was impacted by the company change on this topic. The shareholder party then asked for one-day.

Accordingly the withdrawal letter for this proposal was faxed to the company on March 9, 2006.

Sincerely,

John Chevedden

cc:
Thomas Finnegan
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

----Original Message-----
From: J [mailto:olmsted7p@earthlink.net]
Sent: Thursday, March 09, 2006 11:04 PM
To: CFLETTERS
Cc: Pacioni, Mark R
Subject: #1 Re The Boeing Company (BA) No-Action Request Thomas Finnegan

#1 Re The Boeing Company (BA) No-Action Request Thomas Finnegan

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278
310-371-7872

March 9, 2006

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

The Boeing Company (BA)
#1 Shareholder Position on Company No-Action Request Rule 14a-8
Proposal: Annual Election of Each Director
Shareholder: Thomas Finnegan

Ladies and Gentlemen:

The Boeing Company no action request is simply an unnecessary request. Boeing had not provided full documentation of its change on this topic until March 8, 2006. On March 8, 2006 it was necessary to confer with the company to update other text in the definitive proxy that was impacted by the company change on this topic. The shareholder party then asked for one-day.

Accordingly the withdrawal letter for this proposal was faxed to the company on March 9, 2006.

Sincerely,

John Chevedden

cc:
Thomas Finnegan
Pacioni, Mark R <Mark.R.Pacioni@boeing.com>

CFLETTERS

From: Morgan, Sue (Perkins Coie) [SMorgan@perkinscoie.com]
Sent: Wednesday, March 08, 2006 8:59 PM
To: CFLETTERS
Cc: Pacioni, Mark (Boeing)
Subject: RE: Boeing 14a-8 No-Action Request (Finnegan/Chevedden Proposal)
Importance: High

Dear Sir or Madam:

Attached please find a no-action request regarding the proposal submitted by Thomas Finnegan, with John Chevedden acting as his representative, to The Boeing Company for inclusion in its 2006 proxy statement. Please note that we are also including four exhibits with the request.

No-Action Request

<<NAL.pdf>>

Exhibit A: Proposal

<<ExAProposal.pdf>>

Exhibit B: Form 8-K & Press Release
<<ExBForm8-K.pdf>>

Exhibit C: Pages from Preliminary Proxy Statement
<<ExCPrelimProxy.pdf>>

Exhibit D: Correspondence

<<ExDCorrespondence.pdf>>

Thank you.

Sue Morgan
Perkins Coie LLP
T: 206.359.8447
F: 206.359.9447
C: 206.778.4550
E-mail: smorgan@perkinscoie.com
Website: www.perkinscoie.com

IMPORTANT TAX INFORMATION: This communication is not intended or written by Perkins Coie LLP to be used, and cannot be used by the taxpayer, for the purpose of avoiding penalties that may be imposed on the taxpayer under the Internal Revenue Code of 1986, as amended.

NOTICE: This communication may contain privileged or other confidential information. If you have received it in error, please advise the sender by reply email and immediately delete the message and any attachments without copying or disclosing the contents. Thank you.

NOTICE: This communication may contain privileged or other confidential information. If you have received it in error, please advise the sender by reply email and immediately delete the message and any attachments without copying or disclosing the contents. Thank you.